Contact

www.linkedin.com/in/kyle-
kaczmarek-emba-a78842a
(LinkedIn)
www.kaczmarekdigital.com
(Company)

Top Skills

Sales Operations

Digital Video

Digital Media

Certifications

kyle@kaczmarekdigital.com

Jo Kyo (instructor)

Ee Dan (2nd Degree Black Belt) Soo
Bahk Do Moo Duk Kwan

Cho Dan (1st Degree Black Belt)
Soo Bahk Do Moo Duk Kwan

Kyo Sa (Senior Certified Instructor)

Honors-Awards

Greater Asheville Area 40 Under
Forty, Class of 2014

Certified Practitoner in the Usui Reiki
System of Natural Healing, First
Degree

Kyle Kaczmarek, EMBA

Master of Business Administration - MBA at University of Oregon -
Charles H. Lundquist College of Business
Beaverton, Oregon, United States

Summary

Senior Executive with 28 years' professional experience in content
acquisition and distribution, including domestic and international
content licensing; TV and film distribution/licensing; and negotiating
complex deal terms and agreements. Proven successful track record
in strategic planning, business development, project management,
and supply chain management within the entertainment industry.
Ability to thrive in a high-pressure environment while successfully
managing multiple projects, maintaining professionalism, team
leadership, integrity, and respect for others. Possesses an
impressive industry rolodex and legacy relationships with key content
creators, distributors, producers, aggregators, multi-media platforms,
and technology companies.

Specialties: Business Development · Contract Negotiations ·
Content Curation · Domestic Sales · Key Client Retention · Brand
Awareness · Business Expansion · Strategic Alliance Building ·
Relationship Management · Market Analysis and Trends · Project
Management · Product Development · Training and Teambuilding

Experience

Kaczmarek Digital Media Group, Inc. (KDMG)
Chief Executive Officer & Founder
June 2012 - Present (12 years 2 months)
Portland, Oregon Area

• Successfully guided over 30 clients to-date to build internal digital distribution
infrastructures; expanded digital footprint domestically and internationally with
an overall average increase of 50%; and advised on strategic content targeted
roll-out strategies.
• Oversees all business development, sales, and logistics, including contract
negotiations, sales agreements, vendor contracts, and setting up of business
infrastructure and practices for all KDMG clients.

• Counsels and supports clients in forging successful relationships with leading industry platform partners in order to increase total revenue by 20-30% on average.

• Creatively negotiates and mediates numerous distribution partnership agreements, content licensing agreements, distribution output agreements, original series licensing agreements, as well as B2B and B2C technology licensing agreements.

• Cultivates key strategic relationships with VOD, PPV, IVOD, IPVOD, IPTV, SVOD, ADVOD, EST/DTO, TVOD, OTT, mobile/wireless, and hotel/motel platform partners for all clients, allowing them to scale or build their digital business from the ground up.

• Efficiently communicates status and trade-offs among and between clients and acquisitions programming, legal/business affairs, marketing/promotions, finance/accounting, technical operations, and C-suite team members.

• Proven ability to forecast future growth opportunities within the business of content acquisition and distribution.

• Responsible for providing content asset evaluation, content strategy, and supply chain logistics to all clients.

• Successfully brokers content opportunities between clients and platform partners, studios, and networks.

• Effectively expands clients' digital footprint to 80% across U.S. distribution markets and platforms.

• Positively manages key partnerships with over 150 domestic and international digital platform partners, including high level industry leaders such as Amazon, Google, Netflix, Hulu, iTunes, VUDU, etc.

ContentBridge Systems, LLC
Vice President, Worldwide Sales
2013 - 2015 (2 years)

• Contracted for a two-year term to oversee and expand worldwide sales for ContentBridge's SaaS-based products and service solutions.

• Led and managed worldwide sales and business development efforts for the entertainment industry's leading digital supply chain suite.

• Instrumental in the development and build of organization's new interface, streamlining customer usability and improving technological efficiencies.

• Served as a key advisor to organization's board of directors and CEO regarding future product developments, improvements, and market opportunities.

• Secured, managed and maintained CRM software to manage organization's new and potential business relationships globally.

• Responded to all new business RFPs; successfully created and delivered sales pitches and demos to new business prospects; and managed all new client contract negotiations.

Echo Bridge Entertainment
Head of Digital Distribution
June 2008 - June 2012 (4 years 1 month)
Beverly Hills, CA

• Responsible for overall inception, build and launch of the Digital Distribution division from the ground up, including negotiations, sales agreements, vendor contracts, and developing business practices.
• Built a multimillion-dollar business for an independent distribution company monetizing a library of over 6,000 assets.
• Achieved more than 95% footprint in U.S. distribution across all markets and platforms; launched first all-in-one digital distribution system/tool, a one stop B2B opportunity; cut overall spending for asset creation and distribution by over 35%; responsible for bringing in over 100 title acquisitions during period of employment at Echo Bridge Entertainment.
• Led Digital Distribution team in identifying and correcting critical problems; performed content library asset evaluation, reduced and streamlined overhead expenses, strengthened asset gross margins, improved supply chain management, and ensured quality and delivery standards and practices.
• Partnered with Heads of Television and Home Entertainment, as well as President of International Sales and CEO, to maximize overall corporate goals and objectives by capitalizing on inter-departmental release strategies and leveraging cross-promotion opportunities.
• Responsible for overseeing divisional budget, P&L and revenue projections.
• Responsible for all hiring, training, and staffing requirements, as well as selection of key management roles within division.

Warner Bros. Digital Distribution
Account Manager, Video on Demand
2005 - 2008 (3 years)
Burbank, CA

• Responsible for sales and management of Hotel and Acquisition VOD business units and assets managing each client contract to generate the maximum annual revenue possible.
• Managed evaluation of new hotel companies, technical review and contract negotiations.
• Oversaw acquisition business, generating $35M annually.

• Served as main contact for WBDD in all Warner Home Video acquisition and Warner Premiere properties, necessitating close collaboration with VP WHV Acquisitions, VP DCD Acquisitions, SVP DCD Product Planning, Executive Director Legal and Corporate Legal personnel.
• Facilitated distribution agent relationships with third party companies, including Lionsgate, The Weinstein Company, and Yari Film Group.
• Tracked and evaluated competitive information, recommended strategies and initiatives to maximize department revenues.
• Responsible for programming decisions, including screening assets, creation of stunt programming, and determining distribution of content through all windows.
• Contributed to $12M increase in VOD/PPV ONDemand sales.
• Responsible for 40% monthly increase in new release VOD/PPV acquisition business.
• Conceived and deployed a new metadata UPDOC extraction tool utilized to extract the information necessary for selling product to all cable MSOs.

Education

University of Oregon - Charles H. Lundquist College of Business
Master of Business Administration - EMBA, Buisness Administration · (2019 - 2021)

Ithaca College
Bachelor of Science, Film Production · (1995 - 1999)